Exhibit (a)(2)(i)

May 1, 2008

Re:	Tender for All VPI Shares

Dear VPI Shareholder:

Scottsdale Insurance Company is pleased to make a tender offer for all of the outstanding shares of Veterinary Pet Insurance Company common stock at a price of $13.80 per share. The principal reason for the tender offer is to provide liquidity for VPI shareholders, many of whom have held their shares for more than twenty years. The tender offer will not be conditioned on Scottsdale obtaining any financing. Scottsdale currently owns approximately 65% of VPI.

VPI’s outside independent director has evaluated the offer and recommends it to VPI shareholders. The other VPI directors and I recused ourselves from all deliberations involving the offer price, given our past and present employment with Scottsdale and its affiliates. The independent director was assisted in his evaluation by hiring a law firm of his own choosing, Hughes Hubbard & Reed LLP. This law firm has never represented Scottsdale, VPI or any of their affiliates. The independent director was also assisted by an investment banking firm of his own choosing, Fox-Pitt Kelton Cochran Caronia Waller, who has substantial experience in appraising insurance companies. Fox-Pitt Kelton has opined to the independent director that the offer is fair to the VPI shareholders from a financial point of view. The independent director has indicated that he will tender all 28,750 VPI shares owned by him into the tender offer.

We particularly want to recognize VPI’s loyal veterinary shareholders for their support of VPI. Over twenty-six years ago, VPI’s veterinary shareholders saw pet health insurance as a vehicle to dramatically reduce economic euthanasia of pets. They also saw pet health insurance as a means to increase the economics to veterinary practices and to improve the delivery of veterinary medicine. We at Scottsdale respect and admire your vision and commitment.

We urge you to read the enclosed offering materials very carefully before you decide whether to tender your VPI shares. If you require any assistance or have any questions, please contact the information agent for the offer, Georgeson Inc., New York, New York, toll free at 877-868-4970. If you are unable to locate your stock certificates after diligent search, please contact the information agent as soon as possible. Please note that under law all shareholders must and will be treated equally. Neither Scottsdale nor VPI can provide any information to any shareholder without disclosing it to all shareholders at the same time.

We wish to stress that this is not the end of VPI’s relationship with the veterinary community, but a new beginning. VPI truly is the veterinarians’ pet insurance company. VPI employs 11 veterinarians and more than 60 veterinary technicians, and VPI works with a Veterinary Advisory Board that is preeminent in the industry. VPI actively supports the veterinary profession and will continue to do so. VPI provides financial assistance for veterinary medical associations and veterinary colleges, sponsors veterinary lectures, and actively participates in veterinary conferences. VPI will always offer services and products with the well-being of veterinarians, pets and pet owners “front and center” in its mind.

Sincerely,

Michael D. Miller

President and Chief Operating Officer